United Technologies Corporation
United Technologies Building
Hartford, Connecticut 06101

Chester Paul Beach, Jr.
Associate General Counsel
International Trade Compliance
(860) 728-7812
chester.beach@utc.com

VIA EDGAR

January 15, 2014

Ms. Cecilia Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.  20549-4628

Re:	United Technologies Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 7, 2013
File No. 1-16489

Dear Ms. Blye:

On behalf of United Technologies Corporation (the “Company”), set forth below are the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 3, 2013, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

For your convenience, each response is prefaced by the Staff’s corresponding comment in bold and italicized text.

1.	On pages 3 and 4 of your 10-K, you describe your business segments, including Pratt & Whitney, Otis and UTC Climate, Controls and Security, which includes the former Carrier segment. News reports indicate that Pratt & Whitney engines are in use in aircraft in Cuba, Sudan and Syria. Otis’s website identifies a distributor in Damascus, Syria. Documentation available on CTC Group Ltd.’s website states that its subsidiary Digitech Service “has recently been appointed as exclusive distributor in Sudan for Otis.” Additionally, on its website AHI Carrier Fzc identifies itself as “a Carrier Joint Venture company” and identifies Syrian entities as two of its dealers.

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
January 15, 2014

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, distributors, resellers, joint venture partners or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to or received from Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

The Company’s policy is to comply fully with U.S. economic sanctions and export controls, as well as similar controls imposed by other nations with respect to our activities.

The Company’s Pratt & Whitney (“P&W”) segment designs, manufactures and supplies turbofan, turboprop and turboshaft engines, and its UTC Aerospace Systems (“UTAS”) business segment also designs, manufactures and supplies a broad range of other aircraft equipment, to manufacturers of commercial aircraft ranging from the largest aircraft in commercial service down through regional aircraft, business aircraft, general aviation aircraft, special purpose aircraft and rotorcraft.1

Aircraft manufacturers integrate the Company’s products into completed aircraft and sell them to owner-operators, such as airlines, or to leasing companies.  There is also an active secondary market in used aircraft.  Through these channels, civil and commercial aircraft are placed with operators throughout the world without control or influence by engine or equipment suppliers, with the exception of one category of aircraft.  In the large commercial aircraft segment, generally understood as being more than 100 passengers, the aircraft manufacturer may choose to offer its customers a choice of competing engines.  In such a case, P&W may engage in a direct commercial arrangement with the aircraft purchaser or lessee in order to incent the purchaser or lessee to choose its engines.  P&W also engages in aircraft financing activities in the secondary market from time to time to support utilization of P&W-powered aircraft. But apart from these limited activities that are mostly focused on initial placement of new large commercial aircraft, the Company’s businesses do not control or influence where the

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1	References to UTAS and the Company in this letter include the businesses of Goodrich Corporation from and after the closing date of the Company’s acquisition thereof (July 26, 2012).

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
January 15, 2014

aircraft manufacturer sells the completed aircraft, nor where those aircraft may subsequently move through the leasing or secondary market.  Both P&W and UTAS offer aircraft operators a range of aftermarket support, including spare parts, maintenance, repair and overhaul services (collectively “MRO”), but customers also have the choice to obtain MRO from third-parties.

Cuba.  Subscription-based databases maintained by third parties indicate that there are five Western large commercial aircraft operating in Cuba.  The Company is not aware of any of these aircraft being powered by P&W engines, but we believe that they do contain other equipment manufactured by businesses within UTAS.  Such databases also indicate that 16 smaller regional aircraft powered by P&W turboprop engines are also owned or operated by Cuban airlines.   The Company had no role in placing any of these or any other aircraft in Cuba, has a policy to refuse any request to provide MRO or other support services for them and does not provide any such support.  In November 2010, at the behest of an aircraft manufacturer, the Company requested and received authorization from the U.S. Treasury’s Office of Foreign Assets Control (“OFAC”) for Pratt & Whitney Canada (“P&WC”), a subsidiary of the Company within the P&W segment, to participate in the investigation of the crash of a Cuban airline’s aircraft in Cuba.  However, P&WC did not participate as the Cuban civil aviation authority did not invite it to do so.

In 2010, a non-U.S. subsidiary of the Company within the Climate, Controls & Security (“CCS”) segment sold fire extinguishers to the United Kingdom’s Foreign and Commonwealth Office (“FCO”) which were shipped by the FCO to its embassy in Havana.  The Company disclosed this sale to OFAC pursuant to the Cuban Sanctions Regulations, and OFAC closed its review by issuing a cautionary letter.  In March 2011, a non-U.S. subsidiary of the Company within the Otis segment fulfilled an order valued at $530 from COPROVA S.A., a blocked person and Specially Designated National under the Cuban Sanctions Program, for 10 access cards to operate the parking garage door in the building in which COPROVA S.A. is a tenant in Paris.  This transaction was identified in a compliance review, and the Company disclosed it to OFAC pursuant to the Cuban Sanctions Regulations in October 2013.  Non-U.S. subsidiaries of the Company within the Otis segment provided elevator maintenance services to Cuban embassies in Paris and Rome, until these service agreements were identified in a compliance review and terminated in November 2012 and September 2013, respectively.  The Company has disclosed these services to OFAC pursuant to the Cuban Sanctions Regulations. The Company has also identified and disclosed to OFAC elevator maintenance services being provided to the Cuban Interest Section at the Embassy of Switzerland in Washington, D.C. and the Cuban Mission to the

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
January 15, 2014

United Nations in New York.  Those services are continuing under an OFAC license. Finally, CCS has an OFAC license to provide security system maintenance support to the Netherlands’ embassy in Cuba.

The Company has not had any other commercial contacts with the government of Cuba or its government-controlled entities since January 1, 2010.  The Company has not received or provided any other services, products, information or technology to or from Cuba, directly or indirectly, since January 1, 2010.

Sudan.  The Company is aware that there are a number of civil aircraft in Sudan powered by P&W engines and/or incorporating UTAS equipment.  Subscription-based databases maintained by third parties indicate that there are 13 Western large commercial aircraft operated by airlines in Sudan, eight of which are powered by P&W engines.  These databases also identify 18 smaller aircraft powered by P&WC turboprop or turboshaft engines as being in service with 12 operators, and one in storage.  The Company has no record of placing any of these aircraft in Sudan, has a policy to refuse any request for MRO or other support services for them and does not provide any such support.

Since October 2009, the Company has had a worldwide policy precluding engagement in any new business, directly or indirectly, in Sudan, and its activities have been strictly limited to fulfilling delivery and warranty obligations under previously executed contracts and similar winding down activities.  A non-U.S. subsidiary of the Company within the Otis segment terminated its distribution relationship with Digitech as of January 29, 2010; Digitech's website reference to Otis noted in the Staff comment is substantially out of date, and Otis instructed Digitech to remove it.  In 2010 and 2011, a non-U.S. subsidiary of the Company within the Otis segment sold elevators and spare parts to Digitech to fulfill obligations incurred prior to the Company policy against new business in Sudan and termination of the distribution agreement.  Non-U.S. subsidiaries of the Company within the Otis segment provided elevator maintenance services to Sudanese embassies in Paris, Beijing and Cairo, until these service agreements were identified in a compliance review and terminated in late 2012, March 2013 and September 2013, respectively.  From 2010 into 2012,  non-U.S. subsidiaries of the Company within the CCS segment sold fire detection and suppression products and spare parts to Sudanese customers to fulfill obligations incurred prior to the Company policy against new business in Sudan.  In 2013, a non-U.S. subsidiary of the Company within the CCS segment sold freeze alert sensors to a United Nations agency for delivery in Sudan under an exception to the Sudanese Sanctions Regulations.

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
January 15, 2014

The Company has not had any other commercial contacts with the government of Sudan or its government-controlled entities since January 1, 2010.  The Company has not received or provided any other services, products, information or technology to or from Sudan, directly or indirectly, since January 1, 2010.

Syria.  The Company is aware that there are commercial aircraft in service in Syria powered by P&W engines and incorporating UTAS equipment.    Subscription-based databases maintained by third parties indicate that there are eight Western large commercial aircraft operated by Syrian airlines; two (2) are powered by P&W engines and six (6) are powered by V2500 engines manufactured by IAE International Aero Engines AG (“IAE”) – a joint venture among the Company and third-party foreign aerospace companies.  The Company’s records show that in 1997 IAE entered into an agreement supporting selection of IAE’s engines and aftermarket services for six (6) A-320 aircraft operated by Syrian Arab Airlines.  The Company has no record of any role in placing the other aircraft in Syria.  The Company has long had a policy to refuse any request for MRO or other support services for them that would contravene U.S. or other applicable sanctions and does not provide any such support.  In 2010, IAE sold parts to third parties to be used in the overhaul of Syrian Arab Airlines’ V2500 engines.  At that time, the third parties had Department of Commerce Bureau of Industry and Security (“BIS”) licenses to provide these overhaul services.  Non-U.S. subsidiaries of the Company within UTAS provided MRO services to Syrian Arab Airlines until mid-2012 to repair or replace defective equipment.  In February 2011, a non-U.S. subsidiary of the Company within a business unit that has since been divested, re-exported a U.S.-origin gas booster with a value of $6,236 to Syrian Arab Airlines without a Department of Commerce export authorization.  The Company identified this transaction during a regular records review and disclosed it to the Department of Commerce, Office of Export Enforcement in November 2012.   Since mid-2012, non-U.S. subsidiaries of the Company within UTAS have refrained from providing any MRO or other services to Syrian Arab Airlines.  In 2013, under the authority of an OFAC general license, a non-U.S. subsidiary of the Company within UTAS paid final compensation following expiration of a sales representation agreement, to a Syrian national who had served as a non-employee sales representative until 2012 supporing the subsidiary's sales and support activities with Syrian Arab Airlines.

The agreement between a non-U.S. subsidiary of the Company within the Otis segment and the distributor identified in the Staff comment, Nahas, expired in December 2012 and was not renewed.  The Nahas distribution relationship was the exclusive channel through which Otis sold elevators and parts to

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
January 15, 2014

customers in Syria, and Otis does not actively participate in the Syrian market. The website reference to the now-expired Nahas distribution relationship was outdated and has been removed. In February 2013, a non-U.S. subsidiary of the Company within the Otis segment sold a de minimis quantity of spare parts to Nahas to replace defective parts sold prior to expiration of the distribution agreement, and in April 2013 another non-U.S. subsidiary of the Company within the Otis segment sold Nahas two elevators for residential installations in Syria that had been committed prior to expiration of the distribution agreement.  Otis provided elevator maintenance services to the Syrian Interests section in Washington, D.C. and the Syrian Mission to the United Nations in New York under an OFAC general license until these service agreements were terminated in May 2013.  A non-U.S. subsidiary of the Company within the Otis segment provided elevator maintenance services to the Syrian embassy in Kuwait until this service agreement was terminated in December 2012.  AHI Carrier Fzc is a 49% Carrier-owned joint venture based in the United Arab Emirates ("UAE"), with a UAE partner company owning the majority 51% interest.  AHI Carrier’s distribution relationship with FAAT Engineering expired in January 2013 and was not renewed, and its relationship with Al Markazi Co., Ltd. expired in December 2012 and was not renewed.  AHI Carrier Fzc does not have any active distribution or other business relationship in Syria and has refrained from doing new business in Syria since July 2012.  In 2013, a non-U.S. joint venture subsidiary of the Company within the CCS segment supplied two commercial air conditioning condenser units through AHI Carrier Fzc to a Syrian customer to replace two units previously delivered that were damaged and still under warranty.  This transaction did not violate U.S. or other sanctions with respect to Syria.  In 2013, a non-U.S. subsidiary of the Company within CCS also sold freeze alert sensors to a United Nations agency for delivery to Syria.  Finally, in 2010 and 2011, former non-U.S. subsidiaries of the Company within business units that the Company has subsequently divested sold industrial pumps and spare parts to customers in Syria.

The Company has not had any other commercial contacts with the government of Syria or its government-controlled entities since January 1, 2010.  The Company has not received or provided any other services, products, information or technology to or from Syria, directly or indirectly, since January 1, 2010.

2.
Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your securityholders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues,

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
January 15, 2014

assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

The Company currently has no assets or liabilities associated with contacts with Cuba, Sudan or Syria, with the exception that a non-U.S. subsidiary of UTAS is currently holding in quarantine four V2500 nacelle actuators previously forwarded for repair by Syrian Arab Airlines, a fact disclosed to the Department of Commerce Office of Export Enforcement in November 2013. The value of these used actuators in their current condition has not been determined, but the list price of new V2500 nacelle actuators is approximately $110,00 each.

The approximate dollar amounts of revenues associated with each of the relevant countries for the fiscal years 2010 through and including 2013 were:

	FY 2010	FY2011	FY2012	FY2013
Cuba	$57,066	$58,076	$62,506	($5,027)
Sudan	$848,704	$628,960	$24,783	$25,700
Syria	$3,276,435	$7,164,865	$883,515	$58,858
Total	$4,182,205	$7,851,901	$970,804	$79,531

FY2010

The elevator service activities at Cuban diplomatic premises and the sale of fire extinguishers to the United Kingdom for its embassy in Havana previously described account for all of the revenue associated with Cuba.  Sales of elevators and spare parts by a non-U.S. subsidiary of the Company within the

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
January 15, 2014

Otis segment through Digitech accounted for $460,902 of the revenue associated with Sudan, and $382,000 came from sales of fire detection and suppression products by non-U.S. subsidiaries of the Company within the CCS segment, one of which subsequently has been divested.  The remainder was associated with the elevator service activity at a Sudanese embassy previously described.  More than half of the revenue attributed to Syria concerned sales of elevators and parts, and more than half of the balance concerned sales and support of industrial pumps by former non-U.S. subsidiaries of the Company within business units that the Company has subsequently divested.  In addition to the MRO support to Syrian Arab Airlines noted above, the remaining revenues were spread across refrigeration, transport refrigeration, fire detection and suppression, and alarm and locking systems.  IAE’s revenue from the sale of spare parts to Syrian Arab Airlines described above is not included, because the Company did not own a majority interest in IAE in 2010 and did not include IAE revenues in its consolidated financial reporting.

FY2011

The elevator service activities at Cuban diplomatic premises previously described account for all of the revenue associated with Cuba.  Almost all of the $622,784 revenue attributed to Sudan was associated with fulfillment of binding contracts for elevators and parts entered into by a non-U.S. subsidiary of the Company within the Otis segment before the Company promulgated its policy prohibiting new business in or with Sudan and Otis terminated its relationship with Digitech.  The remaining $10,000 represented spare parts sold by a non-U.S. subsidiary of the Company within the CCS segment to the Carrier AHI Fzc joint venture for a chiller sold into Sudan before the Company prohibited doing new business in Sudan.  More than two-thirds of the revenue attributed to Syria came from sales of compressor units and spare parts, industrial pumps and spares and gas boosters, all from former non-U.S. subsidiaries of the Company within business units noted above that the Company has since divested.  Of the remainder, the great majority represented sales by non-U.S. subsidiaries of the Company within the Otis segment of elevators, and less than $250,000 was associated with transport refrigeration equipment and spare parts, temperature monitors, refrigeration spare parts and service, fire detection and suppression products, alarm and locking systems, and aircraft MRO support previously described.

FY2012

The elevator service activities at Cuban diplomatic premises previously described account for all of the revenue associated with Cuba.  In addition to a sale of chiller spare parts as part of winding down activities, the revenue from

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
January 15, 2014

Sudan included elevator maintenance contracts for the Sudanese embassies in Paris, Beijing and Cairo as noted above. Ninety percent of the revenue associated with Syria came from sales of elevators, spare parts and elevator services attributed to several non-U.S. subsidiaries of the Company within the Otis segment.  In addition to the aircraft MRO support previously described, the remainder involved transportation refrigeration equipment and spare parts; refrigeration spare parts and service; and fire detection and suppression equipment.

FY2013

The elevator service activities at Cuban and Sudanese diplomatic premises and the sale of freeze alert sensors to a United Nations agency previously described account for all of the sales activity reflected in the revenue associated with Cuba and Sudan.  The Cuban revenue is net of a credit recognized in 2013 for a customer overpayment in 2012.  The Sudanese revenue also includes an accounting adjustment to recognize currency fluctuations in a previously executed contract under which revenue is recognized under a percentage of completion method.  The Syrian revenue reflects the elevator and spare parts sales and maintenance services and the sale of freeze alert sensors to a United Nations agency previously described.

With 2012 consolidated net sales of $57.7 billion and net income from continuing operations attributable to common shareowners of $4.8 billion, the Company’s business activities with respect to any and all of these countries are de minimis, both in absolute terms and as a percentage of the Company’s revenues, and whether viewed on a segment or a consolidated basis.

The Company does not believe a reasonable investor would deem the nature or volume of the Company’s activities in Cuba, Sudan or Syria to be material to a decision to buy or sell shares of the Company’s stock.  In this regard, the Company has not received any expressions of investor concern regarding its activities in Cuba, Sudan or Syria, and is not aware of any investors divesting shares of the Company’s stock as a result of any Company activities in any of these countries.  In light of the fact that its relevant products and services support safe vertical transportation, safety of flight, human comfort and the security of the cold chain for medicines, foodstuffs and other temperature-sensitive products, as well as fire safety and physical security, the Company does not believe there is a significant likelihood that its de minimis activities pose a reputational risk that would be material to a reasonable investor.

***

Ms. Cecilia Blye
U.S. Securities and Exchange Commission
January 15, 2014

In providing the foregoing responses to the Staff’s comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding this matter, please feel free to contact the undersigned at (860)728-7812.

Sincerely,

/s/ Chester Paul Beach, Jr.

Chester Paul Beach,  Jr.
Associate General Counsel
International Trade Compliance

cc:	Max Webb, Assistant Director
Daniel Leslie, Staff Attorney